MHHC Enterprises Inc.

400 Union ST SE, Ste. 200

Olympia, WA 98501

February 15, 2022

VIA EDGAR:

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Re:       MHHC Enterprises Inc.

Offering Statement on Form 1-A

File No. 024-11406

Ladies and Gentlemen:

MHHC Enterprises Inc. respectfully requests that the above- referenced Offering Statement on Form 1-A, as amended, be declared qualified by the Staff (the “Staff”) of the Securities and Exchange Commission on 4:30 p.m., Eastern Time on Thursday, February 17, 2022, or as soon thereafter as is practicable.

Should the Staff have any questions, please contact Constantine Christakis, Esq., at (561) 227-4577 or cchristakis@nasonyeager.com.

Sincerely

MHHC Enterprises Inc.

By: /s/ Frank Hawley

Frank Hawley, CEO

cc:

Brian S. Bernstein, Esq.

Constantine Christakis, Esq.

Michael D. Harris, Esq.